[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 1, 2012

VIA EDGAR AND FEDERAL EXPRESS

Gabriel Eckstein

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. St., N.E.

Washington, D.C. 20549-3628

Re: BMC Software, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed May 30, 2012

File No. 001-16393

Dear Mr. Eckstein:

On behalf of BMC Software, Inc., a Delaware corporation (“BMC” or the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated June 1, 2012, with respect to the Revised Preliminary Proxy Statement filed by BMC with the SEC on May 30, 2012 (the “Proxy Statement”).

The Company has revised the Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter an amended Proxy Statement (the “Amended Proxy

Gabriel Eckstein

Office of Mergers & Acquisitions

Securities and Exchange Commission

June 1, 2012

Statement”) that reflects those revisions and generally updates the information contained therein. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Page references in the text of this letter correspond to the pages of the Amended Proxy Statement.

Proxy Statement for Annual Meeting of Shareholders, page 6

1.	Consistent with changes elsewhere in your document, please update the first sentence in the second paragraph to reflect the filing of a Preliminary Proxy Statement by Elliott to solicit votes in favor of four directors.

Response: The Staff’s comment is noted and the Proxy Statement has been revised accordingly on page 6 of the Amended Proxy Statement.

Proposal One: Election of Directors, page 14

2.	We note your revisions in response to the second bullet point in prior comment 6. It is unclear how you concluded that your nominees would serve your stockholders’ interests better than Elliott’s nominees. In this regard, it is unclear how your statement that the Elliott nominees “share Elliott’s view of the value of the company” supports your assertion. Please revise to clarify.

Response: The Staff’s comment is noted and the Proxy Statement has been revised accordingly on page 15 of the Amended Proxy Statement.

3.	We note your response to prior comment 7. As requested, please revise your disclosure so that it does not claim discretionary authority to vote for replacement nominees in the event that a director nominee is “unavailable” to serve. Rule 14a-4(c)(5) grants discretionary authority to vote for replacement nominees in the event that a prior nominee is “unable to serve or for good cause will not serve.”

Response: The Staff’s comment is noted and the Proxy Statement has been revised accordingly on page 15 of the Amended Proxy Statement.

Gabriel Eckstein

Office of Mergers & Acquisitions

Securities and Exchange Commission

June 1, 2012

Proposal Five: Stockholder Proposal, page 38

4.	You indicate in your response to prior comment 8 and in your revised disclosure that adopting proposal five could result in the repeal of “future” amendments to the bylaws. It is unclear whether you are asserting that bylaw amendments made after approval of the resolution would be subject to repeal as a result of the stockholder proposal, if approved. The proposal appears to seek to repeal only those bylaw changes that occurred after November 10, 2010 or that will have occurred prior to approval of the resolution, but not subsequent to approval. In this regard, we note your statement that “no provision of the bylaws will be impacted by the Stockholder Proposal.” Please revise your disclosure to clarify your reference to future board actions that could be impacted by this proposal.

Response: The Staff’s comment is noted and the Proxy Statement has been revised accordingly on page 38 of the Amended Proxy Statement.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at

(212) 403-1327.

Very truly yours,

/s/ David C. Karp
David C. Karp

Cc:	Patrick K. Tagtow
BMC Software, Inc.